[GENERAL MILLS LETTERHEAD]

Trevor V. Gunderson

Vice President, Deputy General Counsel

Law Department

Telephone:  (763) 764-5324

Facsimile:  (763) 764-5102

March 14, 2013

VIA EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:	General Mills, Inc.
Form 10-K for Fiscal Year Ended May 27, 2012
Filed July 3, 2012
File No. 1-01185

Dear Ms. Blye:

We note from your comment letter dated March 1, 2013, regarding the above-referenced filing of General Mills, Inc., that you have requested a response to your comments within ten business days.  To ensure that we have adequate time to prepare a thorough and complete response, we propose to provide you with our response by March 29, 2013.

If you have any concerns or questions regarding our proposed schedule, please contact me at the telephone number listed above.

Very truly yours,

/s/ Trevor V. Gunderson
Trevor V. Gunderson

cc:        Ms. Jennifer Hardy, Special Counsel

Mr. Roger Schwall, Assistant Director